FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

AMENDMENT NO. 16

to

ANNUAL REPORT

of

QUÉBEC

(Name of Registrant)

Date of end of last fiscal year: March 31, 2019

SECURITIES REGISTERED*

(As of close of fiscal year)

Title of issue	Amounts as to which registration is effective	Names of exchanges on which registered

N/A	N/A	N/A

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

Catherine Loubier

Délégation générale du Québec
One Rockefeller Plaza
26th Floor
New York, N.Y. 10020-2102

Copies to:

Robert E. Buckholz	Alain Bélanger
Sullivan & Cromwell LLP	Ministère des Finances du Québec
125 Broad Street	390, boulevard Charlest Est
New York, N.Y. 10004-2498	Québec, Québec, G1K 3H4, Canada

* The Registrant is filing this Annual Report on a voluntary basis.

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2019 (the "Annual Report") as follows:

The following additional exhibits are hereby added to the Annual Report:

Exhibits:

(99.18) Excerpts from Section E - "The Québec Economy: Recent Developments and Outlook for 2020 and 2021" of "Budget 2020-2021 - Your Future, your Budget - Budget Plan - March 2020", March 10, 2020:

– Economic outlook for Québec (table E.5);

– Canadian financial markets (table E.8).

(99.19) Section F - "Québec's Financial Situation" from "Budget 2020-2021 - Your Future, your Budget - Budget Plan - March 2020", March 10, 2020:

– Québec's budgetary situation;

– Revenue and expenditure forecasts;

– Québec's demands with regards to federal transfers;

– Appendix 1: Expenditure by departmental portfolio;

– Appendix 2: Additional information.

(99.20) Section G - "The Québec Government's Debt" from "Budget 2020-2021 - Your Future, your Budget - Budget Plan - March 2020", March 10, 2020:

– Québec's debt;

– Financing;

– Public and parapublic sector retirement plans;

– Credit ratings.

(99.21) Excerpts from "Budget Speech 2020-2021", March 10, 2020:

– Québec government - Summary of budgetary transactions - Preliminary results for 2019-2020 (table 1);

– Québec government - Summary of budgetary transactions - Forecasts for 2020-2021 (table 2);

– Québec government - Revenue - Forecasts for 2020-2021 (table 3);

– Québec government - Expenditure - Forecasts for 2020-2021 (table 4);

– Québec government - Expenditure - Forecasts for 2020-2021 (table 5);

–   Québec government - Non-budgetary transactions - Forecasts for 2020-2021 (table 6).

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment no. 16 to be signed on its behalf by its authorized agent.

QUÉBEC
By:	/s/ Alain Bélanger

Name:	Alain Bélanger

Title:	Assistant Deputy Minister

Date: March 16, 2020